November 17, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Mylan Laboratories Inc. Registration Statement on Form S-4
Ladies and Gentlemen:
     On behalf of Mylan Laboratories Inc., a Pennsylvania corporation (the “Company”), and the related subsidiary guarantors (the “Guarantors”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we hereby submit for filing, via direct electronic transmission, the above-referenced Registration Statement (the “Registration Statement”), relating to the proposed public offering of (i) $150,000,000 aggregate principal amount of the Company’s 5.750% Senior Notes due 2010 in exchange for a like principal amount of the issued and outstanding 5.750% Senior Notes due 2010, which were issued by the Company in an offering pursuant to Rule 144A and Regulation S under the Securities Act and (ii) $350,000,000 aggregate principal amount of the Company’s 6.375% Senior Notes due 2015 in exchange for a like principal amount of the issued and outstanding 6.375% Senior Notes due 2015, which were issued by the Company in an offering pursuant to Rule 144A and Regulation S under the Securities Act.
     Pursuant to Rule 13(c) under Regulation S-T and Rule 3a of the Rules Relating to Informal and Other Procedures, payment of the $58,850.00 filing fee for the Registration Statement was made by the Company by wire transfer on November 17, 2005 to the Securities and Exchange Commission’s (the “Commission’s”) account at Mellon Bank in Pittsburgh, Pennsylvania.
     Attached as Exhibit A hereto is the supplemental letter from the Company and the Guarantors which contains the supplemental representations outlined in the Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters and states that the Company is registering the Exchange Offer in reliance on the staff of the Commission’s position set forth in the Exxon Capital Holdings Corp., Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters.

     Please call the undersigned at (212) 735-3416 or Stacy J. Kanter at (212) 735-3497 if you have any questions concerning the enclosed material or desire further information or clarification in connection therewith.
Yours truly,
/s/ Andrea L. Nicolas
Enclosure

2

Exhibit A
MYLAN LABORATORIES INC.
1500 Corporate Drive
Canonsburg, PA 15317
November 17, 2005
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Mylan Laboratories Inc. Registration Statement on Form S-4
Ladies and Gentlemen:
     Mylan Laboratories Inc. (the “Company”), the primary obligor under its 5.750% Senior Notes due 2010 (the “Outstanding 5.750% Notes”) and 6.375% Senior Notes due 2015 (the “Outstanding 6.375% Notes” and, together with the Outstanding 5.750% Notes, the “Restricted Bonds”), and each of the guarantors set forth on the signature pages hereto (the “Guarantors” and, together with the Company, the “Registrants”) are registering an exchange offer pursuant to a Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:
     1. The Registrants have not entered into any arrangement or understanding with any person to distribute the 5.750% Senior Notes due 2010 (the “Exchange 5.750% Notes”) and 6.375% Senior Notes due 2015 (the “Exchange 6.375% Notes” and, together with the Exchange 5.750% Notes, the “Exchange Bonds”) to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Bonds in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Bonds to be received in the Exchange Offer.
     2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Bonds to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.
     3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Bonds should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
     4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Bonds (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Bonds in exchange for such Restricted Bonds pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Bonds.
     5. The Registrants will require the exchange offeree to represent to the following additional provisions:
(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Bonds.

(b)	If the exchange offeree is a broker-dealer holding Restricted Bonds acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Bonds received in respect of such Restricted Bonds pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,
MYLAN LABORATORIES INC.
By: /s/ Edward J. Borkowski
      Name: Edward J. Borkowski
      Title: Chief Financial Officer
GUARANTORS
Bertek International, Inc.
Milan Holding Inc.
MLRE LLC
MP Air Inc.
Mylan Bertek Pharmaceuticals Inc.
Mylan Caribe, Inc.
Mylan Inc.
Mylan International Holdings, Inc.
Mylan Pharmaceuticals Inc.
Mylan Technologies Inc.
UDL Laboratories, Inc.
By: /s/ Edward J. Borkowski
      Name: Edward J. Borkowski
      Title: Authorized Person